

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2022

Katie Lorenson
President and Chief Executive Officer
Alerus Financial Corporation
401 Demers Avenue
Grand Forks, North Dakota 58201

> **Re: Alerus Financial Corporation**
> **Registration Statement on Form S-4**
> **Filed on January 20, 2022**
> **File No. 333-262267**

Dear Ms. Lorenson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christopher Wall at 202-551-4162 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Joseph T. Ceithaml